

December 19, 2017

William O'Dowd, IV
Chief Executive Officer
Dolphin Entertainment, Inc.
2151 LeJeune Road, Suite 150-Mezzanine
Coral Gables, FL 33134

   Re: Dolphin Entertainment, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2016
    Filed April 17, 2017
    Form 10-Q for Quarterly Period Ended September 30, 2017
    Filed November 17, 2017
    File No. 000-50621

Dear Mr. O'Dowd:

  We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 20

1. We note your claim that "[p]rior to its acquisition, 42West was the largest independently-owned public relations firm in the entertainment industry." Tell us your support for such assertion.

<u>Note 14 - Variable Interest Entities, page F-34</u>

2.   It appears based on your disclosure that most of your operations stem from the consolidation of your VIE, Max Steel Productions LLC. As such, please expand your disclosure to include the disclosures required by ASC 810-10-50-2AA(b) and (c). Also, in accordance with ASC 810-10-50-2AA (d), disclose how your involvement with your VIEs affects your cash flows.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or me at (202) 551-3810 with any other questions.

                                                Division of Corporation Finance
                                                Office of Telecommunications